

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

<u>Via E-mail</u>
Mr. Glenn K.C. Ching
General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813

> **Re:** **Central Pacific Financial Corp.**
> **Registration Statement on Form S-3**
> **Filed February 29, 2012**
> **File No. 333-179807**

Dear Mr. Ching:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II. Information Not Required in Prospectus</u>

<u>Item 16. Exhibits</u>

<u>(a) List of Exhibits, page II-3</u>

1.   We are unable to locate disclosure that specifically incorporates your exhibits into your Form S-3. As you know, the exhibits required by Item 16 of Form S-3 must be either included in the Form S-3 or specifically incorporated by reference. Although you have indicated in your exhibit index where the exhibits were initially filed, you have not incorporated them by reference into your Form S-3. Please advise or revise.

Exhibit 5.1

2.   We note your statements in paragraphs e) and f) that assuming the Tax Benefits
        Preservation Plan has been duly authorized, executed and delivered by the rights agent,
        (i) the Preferred Share Purchase Rights attributable to the shares have been validly issued,
        and (ii) when the Warrant Shares have been duly issued and sold in accordance with the
        terms of the TARP Warrant, the Preferred Share Purchase Rights attributable to the
        Warrant Shares will be validly issued, respectively. However, as a right is a contractual
        obligations issued pursuant to an agreement, counsel must opine that the right is a
        binding obligation of the registrant under the law of the jurisdiction governing the rights
        agreement. Please refer to Section II.B.1.f. of Staff Legal Bulletin No. 19, and revise
        accordingly.

Exhibit 5.2

3.   We note the statement of counsel that they have assumed the TARP Warrant has been
        duly authorized. The staff considers it inappropriate for counsel to include in its opinion
        assumptions that are overly broad, that "assume away" the relevant issue or that assume
        any of the material facts underlying the opinion or any readily ascertainable facts. Please
        refer to Section II.B.3.a of Staff Legal Bulletin No. 19, and revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

 •   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

 •   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

 •   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the federal
     securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the

fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3698.

Sincerely,

`

/s/Mark Webb

Mark Webb
Legal Branch Chief